UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2018

Commission File Number: 001-38235

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RISE EDUCATION CAYMAN LTD
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Room 101, Jia He Guo Xin Mansion,

No. 15 Baiqiao Street

Guangqumennei, Dongcheng District

Beijing 100062, PRC

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RISE Education Cayman Ltd

By:	/s/ Yiding Sun
Name: Title:	Yiding Sun Director and Chief Executive Officer

Date: May 10, 2018

Exhibit Index

Exhibit No.	Description.

Exhibit 99.1	Press Release